Press information for release at 07.00 **5 September 2005**

Taylor Nelson Sofres plc

Unaudited interim results for the six months ended 30 June 2005

Highlights

- **Reported revenue up 3.1%; underlying revenue up 2.5%**
- **Adjusted operating profit up 5.6% at £43.6m; operating margin 9.5%**
- **Adjusted earnings per share increased 12.5% to 5.4p**
- **Interim dividend per share raised by 13.6% to 1.25p**
- **Net debt £342.9m (December 2004 £329.5m; June 2004 £366.5m)**

Business performance	***2005***	***2004***	***Change***
Revenue	**£460.0m**	£446.0m	3.1%
Operating profit*	**£43.6m**	£41.3m	5.6%
Operating margin*	**9.5%**	9.3%	
Profit before tax*	**£35.9m**	£32.4m	10.8%
Earnings per share*	**5.4p**	4.8p	12.5%
Interim dividend per share	**1.25p**	1.1p	13.6%
Statutory results			
Operating profit	**£41.4m**	£34.8m	19.0%
Profit before tax	**£33.7m**	£25.9m	30.1%
Basic earnings per share	**4.6p**	3.8p	21.1%

These are the first results published under IFRS. Reconciliation of 2004 results between UK GAAP and IFRS are set out in note 8 to the interim statements.

* Adjusted results are before amortisation of acquired intangible assets, share based payments, exceptional pension credit and integration costs. Adjusted earnings per share is shown before deferred tax on goodwill.

Chief Executive, Mike Kirkham, said:

"In the first half of 2005, the group saw a strong underlying revenue performance across its syndicated services and in the custom businesses of Continental Europe and Asia Pacific. The success of these custom services, often in challenging markets, indicates that the group's strategy is delivering share gains in those markets. With the UK and US custom businesses performing less well, the group as a whole achieved underlying revenue growth of 2.5 per cent.

"As indicated in July, we expect to deliver an improved performance for the group overall in the second half, leading us to believe that, assuming no significant deterioration in general economic conditions, we can grow underlying revenue by around 4 per cent for the year as a whole."

On 5 5eptember, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be broadcast live on the Investors section of the group's website, at www.tns-global.com, from 9.00am on Monday 5 September 2005.

Note to editors
About TNS
TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com

High resolution images are available for the media to view and download (free of charge) from www.vismedia.co.uk.

Commenting on the six months' results, Mike Kirkham, Chief Executive of TNS, said:

"In the first half of 2005, the group saw a strong underlying revenue performance across its syndicated services and in the custom businesses of Continental Europe and Asia Pacific. The success of these custom services, often in challenging markets, indicates that the group's strategy is delivering share gains in those markets. With the UK and US custom businesses performing less well, the group as a whole achieved underlying revenue growth of 2.5 per cent.

Our markets

"While the market for syndicated services maintains its steady growth, the picture in custom is more mixed, both by geography and sector. In the UK, the overall market declined in the second quarter, while markets in Continental Europe and the Americas are believed to be showing some growth. China and India's economic development continues to drive a buoyant market in Asia Pacific.

Syndicated services

"Worldpanel continues to perform well, with a number of new client wins, and the investment programme announced earlier this year is proceeding to plan. This investment is intended to reinforce TNS' already strong competitive advantage in consumer panels. This is illustrated by our performance in France, where last year we increased the panel size by 50 per cent resulting in a number of good client wins, as we deliver greater granularity of data and analysis to our clients.

"Our Media Intelligence sector provides advertising expenditure tracking, evaluation and consultative services for broadcast, internet and print media. It also covers news and editorial monitoring, as well as creative tracking. TNS Media Intelligence is market leader in the US and France, with significant operations throughout Europe and Asia. In the US, the investments we have made into product development and technology have strengthened our competitive positioning in an increasingly fragmented media market. A similar strategy has led to good growth in our news and editorial monitoring businesses in Europe.

"Our TV and Radio Audience Measurement (TRAM) business is performing strongly. We are increasing the panel size in Russia, where our competitor has withdrawn from the market. In Asia, we have recently won five-year contracts in both Singapore and Hong Kong. The latter builds on our ongoing success in China, where we are continuing to expand both TV and radio measurement services. At the same time, we are exploring the challenges and opportunities presented by digital broadcasting and are extending our innovative measurement initiatives in Europe and the US.

Custom business

"Our first half performance in the UK and US custom business was below the expectations that we had at the end of the first quarter. In the UK, the market saw a clear deterioration in the second quarter. The Nationwide Consumer Confidence Index, compiled in partnership with TNS, showed steep falls in May and June and we believe this has particularly affected the consumer sector, an area where we have significant UK exposure. In the US, we were impacted by cut backs from two of our largest clients in the Technology sector as the period progressed, as well as the competitive nature of the domestic healthcare market. We are putting considerable efforts into the improvement of our competitive position by strengthening our sales activities, particularly in the higher growth sectors, and focusing more strongly on the group's Areas of Expertise, as well as transitioning more business on to our managed access panels.

"Across the rest of our custom business we are seeing real benefits from our strengthened network, which is fuelling growth that we believe to be ahead of the market in countries such as France and Germany, as well as across Asia Pacific. This excellent performance is being driven by the combination of factors that enable us to build competitive advantage in custom research. These are: the strength of our network, sector specialisation, global account relationships, Areas of Expertise and our high quality managed access panels. Our network was further reinforced in March, by the acquisition of a Brazilian custom research company. This acquisition fills the last significant gap in our network and is performing very well.

Developments

"We continue to make investments in support of our strategy and the results are encouraging. In Worldpanel, we are increasing panel sizes and making technology upgrades and we are introducing innovations in our TRAM services related to digital broadcasting. In the custom business, our European and Asia Pacific managed access panels are both now operational and being used for an increasing proportion of our custom research in those regions. We also continue to build multi-cultural representation on our US access panel. We are reinforcing our global account management and our capabilities in Areas of Expertise where, for example, we have been developing an innovative new approach to brand equity. This has been well received in early presentations to clients.

Outlook

"As indicated in July, we expect to deliver an improved performance for the group overall in the second half, leading us to believe that, assuming no significant deterioration in general economic conditions, we can grow underlying revenue by around 4 per cent for the year as a whole.

"The fourth quarter is proportionately the largest quarter for revenue and, with limited visibility in custom research, much of our expected business for that quarter has not yet been confirmed. However, the proportion of orders secured at the end of July was at a similar level to the previous year, representing over 80 per cent of our internal forecast for the year, which supports our outlook.

"In both UK and US custom, we anticipate achieving a better performance in the second half and we will continue to concentrate on building our competitive positioning in both these important markets. We expect that Europe as a whole will maintain steady growth for the full year but the Americas region is still expected to show a small decline. We anticipate that Asia Pacific will maintain its momentum in the second half and perform strongly for the year.

"By sector, demand in Consumer and Business Services remains challenging and both sectors are expected to show a small decline for the year. Media Intelligence and TV and Radio Audience Measurement will both contribute to a good level of growth for the full year in the Media sector. Healthcare and Technology are also expected to perform well in the second half, driven by a focus on both global accounts and Areas of Expertise. Social & Polling, classified in Other, should maintain strong levels of underlying growth through the year.

"With the expected growth in revenue in the second half and ongoing focus on operational efficiency, we anticipate achieving an improvement in full year adjusted operating margin of between 25 and 50 basis points."

Financial review

The following results are the first reported by TNS under International Financial Reporting Standards (IFRS).

To assist understanding of the underlying performance of the business, operating profit and earnings per share have been disclosed on an adjusted basis. Adjusted operating profit is before amortisation of acquired intangible assets, share based payments, exceptional pension credit and integration costs. Adjusted earnings per share also excludes deferred tax on goodwill (see Taxation below).

The group's calculation of underlying revenue growth remains consistent with that published in 2004. Underlying revenue growth is calculated by taking the increase in 2005 revenue over 2004 pro forma revenue, at constant exchange rates. The pro forma revenue assumes that any acquisitions were owned, and discontinued operations excluded, for the comparable period in the prior year.

Revenue

Reported revenue increased by 3.1 per cent to £460.0 million (2004 £446.0 million). Foreign exchange movements in the first half, principally the weakening of the US dollar and the strengthening of the euro, had a positive impact of 0.7 per cent on reported revenue. The net effect of acquisitions and discontinued operations was neutral. The group increased underlying revenue by 2.5 per cent at constant exchange rates in the first half.

Operating profit and margin

Adjusted operating profit increased by 5.6 per cent to £43.6 million (2004 £41.3 million), providing an operating margin of 9.5 per cent (2004 9.3 per cent). Reported operating profit increased by 19.0 per cent to £41.4 million (2004 £34.8 million).

Interest

The net interest charge, excluding other finance charges, fell to £7.9 million (2004 £9.7 million), reflecting reduced debt levels and the refinancing of bank facilities at lower interest rates, announced in March 2005. Interest cover against EBITDA, excluding other finance charges, was 7.9x (2004 6.5x). Interest cover is calculated on net interest expense of £16.2m (excluding other finance charges) and EBITDA of £128.3m (excluding integration costs) for the 12 months ended 30 June 2005.

Taxation

The tax charge for the period was £12.2 million, representing a reported rate of 36.2 per cent. Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised, even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a tax charge for deductible goodwill of £1.6 million for the period. Excluding deferred tax on goodwill, the tax charge was £10.6 million, representing an underlying rate of 31.5 per cent. This represents the group's current estimate of the underlying tax rate for the year. For the year ended 31 December 2004, the tax charge was £23.6 million, representing a reported rate of 34.1 per cent. Excluding deferred tax on goodwill of £3.2 million and the benefit of tax credits arising on exceptional items of £5.4 million, the tax charge was £25.8 million, representing an underlying rate of 31.5 per cent.

Earnings and dividend per share

Based on a weighted average of 440.6 million shares, adjusted earnings per share were 5.4p (2004 4.8p), an improvement of 12.5 per cent. Basic earnings per share were 4.6p (2004 3.8p). See note 3 to the interim statements.

The board has declared an interim dividend of 1.25p per share (2004 1.1p), up 13.6 per cent. The dividend will be paid on 12 December 2005 to shareholders on the register on 11 November 2005.

Net debt and cash flow

Net debt at 30 June 2005 was £342.9 million compared with £329.5 million at 31 December 2004 (£366.5 million at 30 June 2004). Operating cash flow was £21.3 million (2004 £28.5 million).

The seasonal movement in working capital in the first half generated a net outflow of £33.1 million (2004 £18.0 million), reflecting increased levels of billings and work in progress entering the third quarter. Based on TNS' past experience, the group expects that this seasonal trend in working capital should broadly reverse during the course of the second half.

Net debt to EBITDA at 30 June 2005 was 2.7x (2004 3.2x) using EBITDA of £128.3m for the 12 months ended 30 June 2005.

REVIEW OF OPERATING ACTIVITIES

Regional revenue performance

	6 months to 30 June			Change
	2005	2004	Reported	Underlying
	£m	£m	%	%
UK	**69.6**	77.4	(10.1)	(7.9)
France	**73.7**	66.4	11.0	8.3
Rest of Europe	**162.7**	147.8	10.1	7.9
Europe	**306.0**	291.6	4.9	3.9
Americas	**109.2**	114.5	(4.6)	(3.8)
Asia Pacific	**44.8**	39.9	12.3	9.3
Total	**460.0**	446.0	3.1	2.5

Europe (including Middle East and Africa)
In the first half of 2005, underlying revenue growth in Europe was 3.9 per cent, reflecting varied rates of improvement across the region.

In the UK, underlying revenue declined by 7.9 per cent. The UK entered the year with a weak order book and was originally expected to show only a small decline in the first half. Although trading in the first quarter was in line with expectations, the custom business deteriorated through the second quarter, as market conditions became increasingly difficult, especially in the Consumer sector, and some business was deferred into the second half.

In France, underlying revenue growth was 8.3 per cent. Strong growth has been driven by a good performance across most sectors, especially Technology and Healthcare. The recently expanded consumer panel has made good progress and won some major new contracts in the first half. Media Intelligence achieved a good underlying performance in the first half and its strong position in France has been bolstered by the acquisition in May of Presse+.

In the Rest of Europe, underlying revenue growth was 7.9 per cent. Germany continues to perform exceptionally well, especially given the backdrop of a weak economic environment, with the Healthcare and Automotive sectors, in particular, making good progress. Most other parts of the region, including Middle East and Africa, have also delivered solid growth in the first half.

Americas
In the Americas, underlying revenue declined by 3.8 per cent. Overall performance in the region was impacted by a weak performance in the US custom business. This was primarily caused by a significant reduction in marketing expenditure by certain key clients in the Technology sector and continued competition in the domestic Healthcare market. In other areas, the business performed well, although some pricing pressure has been noticeable in the Consumer sector.

The demand for market information from developing markets in Latin America continues to be strong and to drive TNS' growth. The recently acquired business in Brazil, TNS Interscience, delivered a high level of growth in the first half.

Asia Pacific

Economic conditions across Asia Pacific remain buoyant, especially in China. The group has the largest custom network in the region as well as consumer panels in nine countries. It is using this powerful position to win significant new business, leading to an excellent performance in the first half. Underlying revenue growth in Asia Pacific was 9.3 per cent.

Sector revenue performance

	6 months to 30 June		Change	
	2005	**2004***	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**158.6**	158.6	-	(1.1)
Media	**90.8**	84.7	7.2	6.1
Business Services	**56.4**	59.8	(5.7)	(4.5)
Technology	**50.7**	50.1	1.2	0.5
Healthcare	**38.2**	37.9	0.8	3.1
Other	**65.3**	54.9	18.9	15.7
Total	**460.0**	446.0	3.1	2.5

* restated for reclassification of £2.2m of revenue between Technology and Business Services.

Consumer

Worldpanel has continued its steady growth and is starting to see the benefit from the investment programme of expansion and upgrades initiated in 2004. New scanning technology has been introduced in Portugal and Brazil and panel expansion is underway in the UK and Spain, where there have been several major new client wins in the first half. The Consumer sector overall has been held back by weaker demand in the custom business. The overall environment, especially in the developed markets of Europe, has been tough with variable corporate profitability affecting marketing budgets of some clients.

Media

TV and Radio Audience Measurement had an excellent first half with several major new wins, including the Personal People Meter (PPM) contract in Belgium, as well as the extension of services in Russia and China. Overall, Media Intelligence activities have delivered solid growth in the first half, with a pick-up in news and editorial monitoring in Europe, especially in Spain, where performance has been very encouraging. The US has benefited from increased focus on providing Media Intelligence services directly to advertisers. Growth has been held back by a decline in TES, the group's cinema monitoring service, which has been directly impacted by weak box office receipts in the US.

Business Services

Business Services remained challenging across most regions in the first half as variable corporate profitability affects component sectors such as travel and utilities. The sector was also affected by lower levels of contract renewals in Asia Pacific and the year on year effect of the loss of third party business on the US access panel.

Technology
First half performance in Technology varied by region and individual markets within the sector. Cuts in marketing expenditure by certain key clients in the US offset strong performances in other areas. These include France, Germany and Asia Pacific, where there were some major successes with projects for large multinationals, including mobile handset and software companies, based on Areas of Expertise.

Healthcare
Underlying growth in Healthcare was solid, with a strong performance in the UK and excellent growth in Germany offsetting some of the ongoing weakness in the domestic US market. Healthcare has continued to enjoy success from the focus on a global account strategy and the recent diversification into the field of brand performance for the world's largest pharmaceutical companies.

Other
In the Automotive sector, significant new contract wins and extensions in Germany and Asia Pacific helped deliver double-digit growth in the first half.

In Social & Polling, there was also very strong underlying revenue growth. As well as the positive impact in the first half from the Standard Eurobarometer contract won last year, the sector benefited from a significant amount of work related to the vote on the European Constitution in France. Increasing levels of work are being seen in developing markets, such as Asia Pacific, where a major contract was won with the Korean government to study issues related to the elderly.

ENDS

The results of the group are shown on the following pages.

CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENT

	6 months to 30 June 2005 £m	6 months to 30 June Restated under IFRS (note 1) 2004 £m	Full year Restated under IFRS (note 1) 2004 £m
Revenue (note 2)	**460.0**	446.0	945.3
Cost of sales	**(156.0)**	(154.1)	(322.5)
Gross profit	**304.0**	291.9	622.8
Administrative expenses	**(262.6)**	(257.1)	(531.7)
Operating profit (note 2)	**41.4**	34.8	91.1
Operating profit before highlighted items	**43.6**	41.3	102.8
Integration costs	**-**	(5.7)	(9.8)
Goodwill impairment	**-**	-	(3.5)
Amortisation of additional intangibles identified on acquisitions	**(0.4)**	(0.2)	(0.6)
Exceptional pension credit	**-**	0.4	4.8
Share based payments	**(1.8)**	(1.0)	(2.6)
Operating profit	**41.4**	34.8	91.1
Operating profit	**41.4**	34.8	91.1
Finance income	**0.7**	0.3	0.8
Finance costs	**(8.6)**	(10.0)	(20.0)
Exceptional finance costs	**-**	-	(3.6)
Share of post tax profit of associates	**0.2**	0.8	1.0
Profit before taxation	**33.7**	25.9	69.3
Taxation (note 6)	**(12.2)**	(8.3)	(23.6)
Taxation – excluding deferred tax on goodwill	**(10.6)**	(6.7)	(20.4)
Taxation – deferred tax on goodwill	**(1.6)**	(1.6)	(3.2)
Taxation	**(12.2)**	(8.3)	(23.6)
Profit for the period	**21.5**	17.6	45.7
Attributable to:			
Equity holders of the parent company	**20.3**	16.5	43.6
Minority interests	**1.2**	1.1	2.1
Basic earnings per share (note 3)	**4.6p**	3.8p	10.0p
Diluted earnings per share (note 3)	**4.5p**	3.7p	9.8p

Dividends paid and proposed in the period were £nil (£nil 6 months to 30 June 2004, £13.7m full year 2004) and £5.5m (£4.8m 6 months to 30 June 2004, £15.4m full year 2004) respectively.

CONSOLIDATED UNAUDITED INTERIM BALANCE SHEET

	2005 £m	At 30 June Restated under IFRS (note 1) 2004 £m	At 31 Dec Restated under IFRS (note 1) 2004 £m
Assets			
Non-current assets			
Intangible assets	**412.2**	411.7	402.2
Property, plant and equipment	**69.4**	69.7	71.5
Investment in associates	**2.2**	9.0	1.3
Available for sale investments	**0.2**	-	0.6
Deferred tax assets	**27.6**	20.7	28.9
	511.6	511.1	504.5
Current assets			
Inventories	**82.4**	80.2	75.3
Trade and other receivables	**271.6**	257.1	260.9
Available for sale investments	**0.7**	0.9	0.7
Cash and cash equivalents	**36.0**	25.7	63.3
Total current assets	**390.7**	363.9	400.2
Total assets	**902.3**	875.0	904.7
Liabilities			
Current liabilities			
Borrowings	**(2.8)**	(18.7)	(3.2)
Trade and other payables	**(304.8)**	(299.3)	(312.9)
Current tax payable	**(30.3)**	(25.3)	(30.6)
Provisions	**(7.9)**	(14.6)	(5.5)
Total current liabilities	**(345.8)**	(357.9)	(352.2)
Non-current liabilities			
Borrowings	**(378.2)**	(372.9)	(389.0)
Deferred tax liabilities	**(23.8)**	(13.6)	(19.3)
Retirement benefit obligations	**(17.8)**	(14.0)	(13.3)
Provisions	**(14.6)**	(14.9)	(17.4)
Other payables	**(2.4)**	(4.2)	(2.9)
Total non-current liabilities	**(436.8)**	(419.6)	(441.9)
Total liabilities	**(782.6)**	(777.5)	(794.1)
Total net assets	**119.7**	97.5	110.6
Equity			
Issued share capital	**22.4**	22.3	22.3
Share premium	**125.9**	122.8	123.8
Shares to be issued	**-**	-	4.2
Other reserves	**1.4**	1.2	1.5
Retained earnings	**(38.6)**	(55.5)	(49.9)
Total equity attributable to equity holders of the parent	**111.1**	90.8	101.9
Minority interests	**8.6**	6.7	8.7
Total equity	**119.7**	97.5	110.6

CONSOLIDATED UNAUDITED INTERIM CASH FLOW STATEMENT

	6 months to 30 June 2005 £m	6 months to 30 June Restated under IFRS (note1) 2004 £m	Full year Restated under IFRS (note 1) 2004 £m
Cash flows from operating activities			
Cash generated from operations (note 4)	**21.3**	28.5	113.4
Income tax paid	**(11.6)**	(10.8)	(20.2)
Net cash generated from operating activities	**9.7**	17.7	93.2
Cash flows from investing activities			
Acquisition of subsidiaries (net of cash acquired)	**(6.0)**	(1.8)	(11.0)
Sale of subsidiaries (net of cash disposed)	**-**	0.1	0.1
Sale of associates	**-**	-	7.4
Proceeds from sale of property, plant and equipment	**0.5**	1.3	2.2
Purchase of property, plant and equipment	**(7.4)**	(10.4)	(22.3)
Purchase of intangibles	**(1.1)**	(4.4)	(5.7)
Purchase of associate	**(0.9)**	-	-
Interest received	**0.7**	0.2	0.7
Dividends received	**-**	0.4	0.5
Net cash used in investing activities	**(14.2)**	(14.6)	(28.1)
Cash flow from financing activities			
Net proceeds from issue of ordinary share capital	**1.0**	1.3	3.2
Dividends paid to company's shareholders	**-**	-	(13.7)
Dividends paid to minority interests	**(0.8)**	(0.6)	(1.4)
Interest paid	**(8.0)**	(12.0)	(20.2)
Arrangement fees paid	**(1.4)**	-	-
Repayment of borrowings	**(13.5)**	3.0	(1.6)
Purchase of company shares	**-**	(4.1)	(4.1)
Net cash used in financing activities	**(22.7)**	(12.4)	(37.8)
Net (decrease)/increase in cash and bank overdrafts	**(27.2)**	(9.3)	27.3
Cash and bank overdrafts at beginning of period	**63.3**	35.7	35.7
Exchange (losses)/gains on cash and bank overdrafts	**(0.1)**	(0.7)	0.3
Cash and bank overdrafts at end of period	**36.0**	25.7	63.3
Net debt*	**(342.9)**	(366.5)	(329.5)

* Net debt is defined as cash less bank borrowings, overdrafts and obligations under finance leases excluding accrued interest.

CONSOLIDATED UNAUDITED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Share premium £m	Shares to be issued	Other reserves £m	Own shares £m	Retained earnings £m	Total £m	Minority interests £m	Total £m
Balance at 1 January 2004	22.2	120.0	-	1.4	(5.2)	(68.6)	69.8	6.9	76.7
First-time adoption of IFRS	-	-	-	-	-	4.8	4.8	-	4.8
Restated balance at 1 January 2004	**22.2**	**120.0**	**-**	**1.4**	**(5.2)**	**(63.8)**	**74.6**	**6.9**	**81.5**
Currency translation differences	-	-	-	-	-	8.7	8.7	-	8.7
Net profit	-	-	-	-	-	16.5	16.5	1.1	17.6
New share capital issued net of expenses	0.1	2.8	-	-	-	-	2.9	-	2.9
Minority additions and dividends	-	-	-	-	-	-	-	(1.3)	(1.3)
Purchase of own shares	-	-	-	-	(4.1)	-	(4.1)	-	(4.1)
Proceeds on exercise of options	-	-	-	(0.2)	0.3	-	0.1	-	0.1
Share based payments	-	-	-	-	-	1.0	1.0	-	1.0
Equity dividends	-	-	-	-	-	(8.9)	(8.9)	-	(8.9)
Restated balance at 30 June 2004	**22.3**	**122.8**	**-**	**1.2**	**(9.0)**	**(46.5)**	**90.8**	**6.7**	**97.5**
Currency translation differences	-	-	-	-	-	(15.4)	(15.4)	-	(15.4)
Net profit	-	-	-	-	-	27.1	27.1	1.0	28.1
New share capital issued net of expenses	-	1.0	-	-	-	-	1.0	-	1.0
Minority additions and dividends	-	-	-	-	-	-	-	1.0	1.0
Proceeds on exercise of options	-	-	-	0.3	0.5	-	0.8	-	0.8
Share based payments	-	-	-	-	-	1.6	1.6	-	1.6
Shares to be issued	-	-	4.2	-	-	-	4.2	-	4.2
Actuarial losses on pensions net of tax	-	-	-	-	-	(3.4)	(3.4)	-	(3.4)
Equity dividends	-	-	-	-	-	(4.8)	(4.8)	-	(4.8)
Restated balance at 31 December 2004	**22.3**	**123.8**	**4.2**	**1.5**	**(8.5)**	**(41.4)**	**101.9**	**8.7**	**110.6**
First-time adoption of IAS 32 and IAS 39	-	-	(4.2)	-	-	(1.2)	(5.4)	-	**(5.4)**
Movement in fair value of financial instruments	-	-	-	-	-	0.4	0.4	-	**0.4**
Currency translation differences	-	-	-	-	-	2.9	2.9	-	**2.9**
Net profit	-	-	-	-	-	20.3	20.3	1.2	**21.5**
New share capital issued net of expenses	0.1	2.1	-	-	-	-	2.2	-	**2.2**
Minority additions and dividends	-	-	-	-	-	-	-	(1.3)	**(1.3)**
Proceeds on exercise of options	-	-	-	(0.1)	1.3	-	1.2	-	**1.2**
Share based payments	-	-	-	-	-	1.8	1.8	-	**1.8**
Actuarial losses on pensions net of tax	-	-	-	-	-	(3.6)	(3.6)	-	**(3.6)**
Equity dividends	-	-	-	-	-	(10.6)	(10.6)	-	**(10.6)**
Balance at 30 June 2005	**22.4**	**125.9**	**-**	**1.4**	**(7.2)**	**(31.4)**	**111.1**	**8.6**	**119.7**

NOTES TO THE INTERIM STATEMENT

1. Basis of preparation

Prior to 2005, the group prepared its audited annual financial statements using accounting principles generally accepted in the UK (UK GAAP). For the year ended 31 December 2005, the group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted for use in the European Union, International Financial Reporting Standards (IFRS). As such, those financial statements will take account of the requirements and options in IFRS 1 "First-time adoption of International Financial Reporting Standards" as they relate to the 2004 comparatives included therein.

Certain of the requirements and options in IFRS 1, relating to comparative financial information presented on first-time adoption, may result in a different application of accounting policies in the 2004 restated financial information to that which would apply if the 2004 financial statements were the first financial statements of the group prepared in accordance with IFRS. An explanation of how transition from UK GAAP to IFRS has affected the group's financial position, income statement and cash flows is set out in note 8. The reconciliations set out in note 8 are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. The IFRS and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty. These consolidated interim statements are based on management's understanding of current issued standards and interpretations and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the International Accounting Standards Board. IFRS is currently being applied in the UK and in a large number of other countries simultaneously for the first time. Due to a number of new and revised standards issued after December 2003, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application of IFRS. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first financial statements for the year ended 31 December 2005 cannot be determined with certainty.

The accounting policies published on the group's website, **www.tns-global.com**, on 5 September 2005, have been consistently applied to all periods presented, except those relating to the classification and measurement of financial instruments. The group has made use of the exemption available under IFRS 1 to apply the standards related to financial instruments, IAS 32 and IAS 39, from 1 January 2005.

The financial information contained in this report has been prepared on the basis of the accounting policies published on the group's website and has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement made under Section 232(2) or Section 237(3) of the Companies Act 1985.

2. Segment information

Primary reporting format – by geographical segment

	Revenue 6 months to 30 June		Operating profit 6 months to 30 June	
	2005 **£m**	2004 restated under IFRS £m	**2005** **£m**	2004 restated under IFRS £m
UK	**69.6**	77.4	**5.1**	4.4
France	**73.7**	66.4	**6.4**	3.2
Rest of Europe	**162.7**	147.8	**17.4**	15.9
Europe	**306.0**	291.6	**28.9**	23.5
Americas	**109.2**	114.5	**8.6**	7.5
Asia Pacific	**44.8**	39.9	**3.9**	3.8
Total	**460.0**	446.0	**41.4**	34.8

3. Earnings per share

Basic earnings per share of 4.6p have been calculated on the profit after taxation attributable to equity holders of the parent company of £20.3m (2004 restated £16.5m) and on 440.6 shares (2004 436.4m), being the weighted average number of shares in issue during the period, excluding those held in the ESOP and the EBT, which are treated as cancelled. Basic earnings per share for the comparative period have been restated due to changes in the profit following the transition to IFRS and have increased from 1.3p reported under UK GAAP to 3.8p under IFRS.

The diluted earnings per share have been calculated in accordance with the provisions of IAS 33, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding. Diluted earnings per share for the comparative period have been restated due to changes in the profit following the transition to IFRS and have increased from 1.3p reported under UK GAAP to 3.7p under IFRS.

Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 448.8m (2004 443.9m).

The weighted average number of ordinary shares in issue during the period for the purpose of these calculations is as follows:

	2005	2004
Weighted average number of shares (millions)		
Share capital	**447.2**	444.3
Shares held by ESOP	**(0.6)**	(1.6)
Shares held by EBT	**(6.0)**	(6.3)
Basic earnings per share denominator	**440.6**	436.4
Dilutive effect of share options	**8.2**	7.5
Dilutive earnings per share denominator	**448.8**	443.9

An adjusted earnings per share using an adjusted profit after taxation and minority interests is also presented, as the directors believe that this assists in understanding the underlying performance of the group. The adjusted earnings per share is based on the profit as adjusted for the items shown below:

	2005 £m	2004 £m
Profit after taxation and minority interests	**20.3**	16.5
Integration costs net of tax	-	2.4
Amortisation of additional intangibles identified on acquisitions	**0.4**	0.2
Exceptional pension credit net of tax	-	(0.3)
Share based payments	**1.8**	1.0
Deferred tax on goodwill	**1.6**	1.6
Tax on share based payments and amortisation of additional intangibles identified on acquisitions	**(0.4)**	(0.4)
Adjusted profit after taxation and minority interests	**23.7**	21.0
Adjusted earnings per share	**5.4p**	4.8p

	Profit used for EPS purposes		Weighted average number of shares		Earnings per share	
	2005 £m	2004 £m	2005	2004	2005	2004
Basic	**20.3**	16.5	**440.6**	436.4	**4.6p**	3.8p
Diluted	**20.3**	16.5	**448.8**	443.9	**4.5p**	3.7p
Adjusted	**23.7**	21.0	**440.6**	436.4	**5.4p**	4.8p

4. Consolidated unaudited statement of cash flow

Reconciliation of profit to cash flow from operations

	6 months to 30 June		Full year
		Restated under IFRS	Restated under IFRS
	2005	2004	2004
	£m	£m	£m
Profit for the period	**21.5**	17.6	45.7
Taxation	**12.2**	8.3	23.6
Amortisation and impairment of intangible fixed assets	**3.4**	3.1	4.1
Depreciation of tangible fixed assets	**9.3**	9.7	24.3
Profit on sale of fixed assets	**(0.1)**	-	0.4
Interest income	**(0.7)**	(0.3)	(0.8)
Interest expense	**8.6**	10.0	20.0
Exceptional finance costs	**-**	-	3.6
Share of results of associates before taxation	**(0.2)**	(0.8)	(1.0)
Share based payments	**1.8**	1.0	2.6
Exceptional pension credit	**-**	(0.4)	(4.8)
(Increase)/decrease in inventories	**(8.0)**	(17.2)	2.3
(Increase)/decrease in debtors	**(4.5)**	5.2	(2.7)
(Decrease)/increase in creditors	**(20.6)**	(6.0)	3.0
(Decrease) in provisions	**(1.4)**	(1.7)	(6.9)
Net cash flow from operations	**21.3**	28.5	113.4

5. Acquisitions

On 1 March 2005, the group acquired a 51% share of Interscience Informaçao e Tecnologia Aplicada Ltda, a well-established Brazilian custom research business. The group also acquired the business of Presse+, a French media intelligence business, on 25 May 2005. A further 8% of the group's subsidiary in the Czech Republic, AISA was also purchased on 31 March 2005. The total consideration payable was £6.3m. Acquisitions have contributed £1.6m to revenue and £0.2m to profit for the six months ended 30 June 2005. If these acquisitions had taken place on 1 January 2005, the group's results would be revenue of £463.6m and profit for the period of £21.7m.

6. Taxation

The tax charge for the period was £12.2m, representing a reported rate of 36.2%. Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised, even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a tax charge for deductible goodwill of £1.6m for the period. Excluding deferred tax on goodwill, the tax charge was £10.6m, representing an underlying rate (calculated before highlighted items) of 31.5%. This represents our current estimate of the underlying tax rate for the year.

For the year ended 31 December 2004, the tax charge was £23.6m, representing a reported rate of 34.1%. Excluding deferred tax on goodwill of £3.2m and the benefit of tax credits arising on highlighted items of £5.4m, the tax charge was £25.8m, representing an underlying rate of 31.5%.

7. **Currency conversion**

The 2005 consolidated unaudited interim income statement has been prepared using, among other currencies, an average exchange rate of US$1.8727 to the pound (period ended 30 June 2004: US$1.8225; year ended 31 December 2004: US$1.8320) and €1.4583 to the pound (period ended 30 June 2004: €1.4905; year ended 31 December 2004: €1.4747). The consolidated unaudited interim balance sheet as at 30 June 2005 has been prepared using the exchange rate on that day of US$1.7918 to the pound (30 June 2004: US$1.8137; 31 December 2004: US$1.9158) and €1.4818 to the pound (30 June 2004: €1.4905; 31 December 2004: €1.4133).

8. **Reconciliation of IFRS financial statements to previously reported UK GAAP financial statements**

The adoption of IFRS has resulted in changes to the group's accounting policies that have affected the amounts reported for the current or prior periods in the following areas:

Share based payments

The fair value of share options granted to employees is estimated for each grant using the Black-Scholes-Merton model and charged to the income statement over the minimum life of the options. This IFRS charge replaces the UITF 17 (revised) charge for options issued at below market value previously recognised.

Goodwill

In place of amortisation, all goodwill will be subjected to an annual impairment test. Any impairment identified will be charged immediately to the income statement. Negative goodwill will be written off immediately to the income statement. Any fair value adjustments made to goodwill in a later financial year (permitted within 12 months from the date of acquisition) will be reflected as a restatement of the prior year accounts.

Retirement and other employee benefits

Defined benefit plan assets and liabilities are recorded in the balance sheet with actuarial gains and losses taken to reserves. Under SSAP 24, pension scheme assets and liabilities were not recorded on the balance sheet and the cost of plans was charged to the income statement so as to spread the cost of pensions over the service lives of employees in the plans. Under the IFRS transitional arrangements, TNS has elected to recognise the cumulative actuarial loss at 1 January 2004 as a movement in equity.

Joint ventures

Under IFRS, TNS has elected to consolidate joint ventures on a proportionate basis, with the group's share of assets and liabilities, profits and losses and cash flows being reflected with items of a similar nature on a line by line basis in the group financial statements. Previously, joint ventures were shown within investments, with the group's share of operating profit shown in the income statement. Under UK GAAP, joint venture cash flows were not included in the group cash flow statement.

Associates

Under IFRS, losses from an associate in excess of the group's interest in that associate are no longer recognised where there is no contractual obligation to fund those losses. Under UK GAAP, losses were recognised even if in excess of the group's interest in the associate.

Deferred tax

IFRS requires deferred tax to be provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognised only to the extent that it is probable that they can be utilised against future taxable profits. Where goodwill is deductible against tax, a deferred tax liability is required even if such a liability would only unwind on the eventual sale of the business in question.

Dividends

As required under IFRS, dividends will be recognised when approved not when declared and will be disclosed in the statement of equity and not the income statement.

Financial instruments

Under the transitional IFRS arrangements, IAS 32 "Financial instruments: Disclosure and Presentation" and IAS 39 "Financial instruments: Recognition and Measurement" have been applied from 1 January 2005.

Tangible and intangible fixed assets

IFRS requires that, for acquisitions made since 1 January 2004, certain intangible assets are recognised separately to reflect the fair value of brands, customer lists, or other intangibles acquired. Previously these intangible assets would have been included in goodwill. The intangible assets will be amortised over their estimated useful lives. Software, previously included within tangible fixed assets, is classified as an intangible fixed asset under IFRS.

IFRS 1 "First -time adoption of International Financial Reporting Standards"

The policies published on the group's website, **www.tns-global.com**, have been consistently applied to all the periods presented except for those relating to specific exemptions available under IFRS 1. The most significant optional exemptions taken by the group are as follows:

Business combinations

Business combinations prior to the transition date of 1 January 2004 have not been restated.

Retirement and other employee benefits

TNS has taken cumulative actuarial gains and losses of defined benefit or post-retirement plans directly to equity at the transition date.

Share based payment transactions

TNS has elected to apply recognition and measurement requirements only to equity instruments granted after 7 November 2002 that had not vested by 1 January 2005.

Financial instruments

TNS continues to report financial instruments for the 2004 comparative period in accordance with UK GAAP.

Cumulative translation differences

TNS has reset the cumulative translation differences for all foreign operations to £nil as at 1 January 2004.

Net equity reconciliation

	1 Jan 2004 £m	30 June 2004 £m	31 Dec 2004 £m
Net assets under UK GAAP	76.7	85.5	82.4
Impact of changes in accounting for:			
Write off negative goodwill	0.1	-	-
Retirement benefits	(0.3)	0.1	(0.3)
Reversal of net liabilities on investment in associates	0.1	0.3	0.3
Add back goodwill amortisation	-	12.3	24.3
Amortisation of intangibles in accordance with IFRS 3 net of deferred tax	-	(0.1)	(0.4)
Deferred tax on goodwill and share based payments	(4.0)	(5.4)	(6.3)
Write back proposed dividends	8.9	4.8	10.6
	4.8	12.0	28.2
Net equity under IFRS	81.5	97.5	110.6

CONSOLIDATED UNAUDITED INCOME STATEMENT

	Notes	6 months to 30 June 2004 Published UK GAAP £m	IFRS conversion adjustments £m	Restated under IFRS £m	Year ended December 2004 Published UK GAAP £m	IFRS conversion adjustments £m	Restated under IFRS £m
Revenue		**446.0**	**-**	**446.0**	945.3	-	945.3
Less share of joint ventures	1	**(7.8)**	**7.8**	**-**	(16.7)	16.7	-
Revenue		**438.2**	**7.8**	**446.0**	928.6	16.7	945.3
Cost of sales	1	**(151.1)**	**(3.0)**	**(154.1)**	(316.4)	(6.1)	(322.5)
Gross profit		**287.1**	**4.8**	**291.9**	612.2	10.6	622.8
Administrative expenses	1,2,3 4,5	**(265.4)**	**8.3**	**(257.1)**	(550.5)	18.8	(531.7)
Operating profit							
Continuing activities		**21.7**	**13.1**	**34.8**	61.7	29.4	91.1
Share of operating profit of joint ventures	1	**1.2**	**(1.2)**	**-**	2.7	(2.7)	-
Operating profit before highlighted items	5	**40.9**	**0.4**	**41.3**	102.0	0.8	102.8
Integration costs		**(5.7)**	**-**	**(5.7)**	(9.8)	-	(9.8)
Goodwill charges	2	**(12.3)**	**12.3**	**-**	(27.8)	24.3	(3.5)
Amortisation of additional intangibles identified on acquisitions	3	**-**	**(0.2)**	**(0.2)**	-	(0.6)	(0.6)
Exceptional pension credit	4	**-**	**0.4**	**0.4**	-	4.8	4.8
Share based payments	5	**-**	**(1.0)**	**(1.0)**	-	(2.6)	(2.6)
Operating profit		**22.9**	**11.9**	**34.8**	64.4	26.7	91.1
Share of operating profit of associates	6	**0.6**	**(0.6)**	**-**	1.3	(1.3)	-
Profit before interest and taxation		**23.5**	**11.3**	**34.8**	65.7	25.4	91.1
Net interest payable and similar charges	4	**(9.7)**	**-**	**(9.7)**	(18.7)	(0.5)	(19.2)
Exceptional finance charges		**-**	**-**	**-**	(3.6)	-	(3.6)
Share of profit of associates	6,7	**-**	**0.8**	**0.8**	-	1.0	1.0
Profit before taxation		**13.8**	**12.1**	**25.9**	43.4	25.9	69.3
Taxation	3,4,5 6,8	**(7.0)**	**(1.3)**	**(8.3)**	(21.1)	(2.5)	(23.6)
Profit for the period		**6.8**	**10.8**	**17.6**	22.3	23.4	45.7
Minority interests		**(1.1)**	**-**	**(1.1)**	(2.1)	-	(2.1)
Profit for the period		**5.7**	**10.8**	**16.5**	20.2	23.4	43.6
Basic earnings per share		**1.3p**	**2.5p**	**3.8p**	4.6p	5.4p	10.0p
Diluted earnings per share		**1.3p**	**2.4p**	**3.7p**	4.5p	5.3p	9.8p

Notes

1. Under proportionate consolidation, the results of joint ventures are consolidated in the income statement on a line by line basis and, as a result, there will be no separate disclosure of joint venture turnover and operating profit (additional cost of sales £3.0m June, £6.1m December, administration expenses £3.6m June, £7.9m December, replace separate disclosure of operating profit of £1.2m June, £2.7m December).
2. Goodwill amortisation under UK GAAP is reversed (£12.3m June, £24.3m December) leaving only any impairments identified under IFRS (£nil June, £3.5m December).
3. Amortisation of intangible assets recognised on acquisitions in accordance with IFRS 3 (£0.2m June, £0.6m December) with associated deferred tax (£0.1m June, £0.2m December).
4. Retirement benefits charge calculated in accordance with IAS 19 results in an exceptional credit (£0.4m June, £4.8m December) following curtailments in the Netherlands and US. Related deferred tax is a charge (£0.1m June, £0.5m December).
5. Share based payment charge for employee options granted since 7 November 2002, less UITF 17 (revised) charge included under UK GAAP (£1.0m less £0.4m June, £2.6m less £0.8m December).
6. Share of operating profit of associates is reclassified to below exceptional finance charges and adjusted to include the relevant proportion of interest (£nil June, £nil December) and tax (£0.1m June, £0.5m December) previously disclosed under interest and tax.
7. Losses arising from associates with net liabilities are not recognised under IFRS (£0.3m June, £0.2m December).
8. Deferred tax charge relating to the tax deductible goodwill in the period (£1.6m June, £3.2m December).

CONSOLIDATED UNAUDITED BALANCE SHEET

	Notes	30 June 2004 Published UK GAAP £m	30 June 2004 IFRS conversion adjustments £m	30 June 2004 Restated under IFRS £m	31 December 2004 Published UK GAAP £m	31 December 2004 IFRS conversion adjustments £m	31 December 2004 Restated under IFRS £m
Assets							
Non-current assets							
Intangible assets	1,2,3,7 12	**370.8**	**40.9**	**411.7**	352.0	50.2	402.2
Property, plant and equipment	1,7,12	**80.9**	**(11.2)**	**69.7**	83.6	(12.1)	71.5
Share of gross assets of joint ventures	1	**23.0**	**(23.0)**	**-**	27.0	(27.0)	-
Share of gross liabilities of joint ventures	1	**(5.4)**	**5.4**	**-**	(10.2)	10.2	-
Investment in associates	6,12	**6.9**	**2.1**	**9.0**	1.0	0.3	1.3
Other investments		**-**	**-**	**-**	0.6	-	0.6
Deferred tax assets	3,4,5,8	**-**	**20.7**	**20.7**	-	28.9	28.9
		476.2	**34.9**	**511.1**	454.0	50.5	504.5
Current assets							
Inventories	1,12	**80.8**	**(0.6)**	**80.2**	75.0	0.3	75.3
Trade and other receivables	1,8,11,12	**256.0**	**1.1**	**257.1**	265.6	(4.7)	260.9
Current asset investments		**0.9**	**-**	**0.9**	0.7	-	0.7
Cash and cash equivalents	1	**21.5**	**4.2**	**25.7**	57.4	5.9	63.3
Total current assets		**359.2**	**4.7**	**363.9**	398.7	1.5	400.2
Total assets		**835.4**	**39.6**	**875.0**	852.7	52.0	904.7
Liabilities							
Current liabilities							
Borrowings		**(18.7)**	**-**	**(18.7)**	(3.2)	-	(3.2)
Trade and other payables	1,9	**(299.3)**	**-**	**(299.3)**	(317.4)	4.5	(312.9)
Current tax payable	11	**(14.6)**	**(10.7)**	**(25.3)**	(22.3)	(8.3)	(30.6)
Provisions	10,12	**-**	**(14.6)**	**(14.6)**	-	(5.5)	(5.5)
Total current liabilities		**(332.6)**	**(25.3)**	**(357.9)**	(342.9)	(9.3)	(352.2)
Non-current liabilities							
Borrowings	1	**(372.7)**	**(0.2)**	**(372.9)**	(388.7)	(0.3)	(389.0)
Deferred tax liabilities	8	**-**	**(13.6)**	**(13.6)**	-	(19.3)	(19.3)
Retirement benefit obligations	4	**-**	**(14.0)**	**(14.0)**	-	(13.3)	(13.3)
Provisions	1,4,10	**(40.4)**	**25.5**	**(14.9)**	(35.8)	18.4	(17.4)
Other payables		**(4.2)**	**-**	**(4.2)**	(2.9)	-	(2.9)
Total non-current liabilities		**(417.3)**	**(2.3)**	**(419.6)**	(427.4)	(14.5)	(441.9)
Total liabilities		**(749.9)**	**(27.6)**	**(777.5)**	(770.3)	(23.8)	(794.1)
Total net assets		**85.5**	**12.0**	**97.5**	82.4	28.2	110.6
Equity							
Issued share capital		**22.3**	**-**	**22.3**	22.3	-	22.3
Share premium		**122.8**	**-**	**122.8**	123.8	-	123.8
Shares to be issued		**-**	**-**	**-**	4.2	-	4.2
Other reserves		**1.2**	**-**	**1.2**	1.5	-	1.5
Retained earnings	2,3,4,5,6 8,9,12	**(67.5)**	**12.0**	**(55.5)**	(78.1)	28.2	(49.9)
Total equity attributable to equity holders of the parent		**78.8**	**12.0**	**90.8**	73.7	28.2	101.9
Minority interests		**6.7**	**-**	**6.7**	8.7	-	8.7
Total equity		**85.5**	**12.0**	**97.5**	82.4	28.2	110.6

Notes

1. Proportionate consolidation of joint ventures (intangibles £12.1m June, £11.9m December, property, plant and equipment £2.0m June, £2.5m December, inventories £0.3m June, £0.3m December, receivables £4.4m June, £3.3m December, cash £4.2m June, £5.9m December, creditors £4.8m June, £6.1m December, long term borrowings £0.2 m June, £0.3m December, provisions £0.4m June, £0.7m December).
2. Goodwill amortisation under UK GAAP is reversed (£12.3m June, £24.3m December).
3. Amortisation of intangibles identified on acquisition in 2004 and separated out of goodwill (£0.2m June, £0.6m December) and associated deferred tax (£0.1m June, £0.2m December).
4. Retirement benefit assets and liabilities calculated in accordance with IAS 19 and disclosed separately (net liability £14.0m June, £13.3m December). The associated deferred tax is also shown separately.
5. A deferred tax asset (£0.3m June, £0.3m December) has been set up at transition date in respect of share based payments. This was increased (£0.1m June, £0.5m December) during the period.
6. Net liabilities on investments in associates not recognised under IFRS (£0.3m June, £0.3m December).
7. Software reclassified from tangible fixed assets to intangible fixed assets (£13.0m June, £14.6m December).
8. A deferred tax liability (£4.3m June, £4.3m December) has been set up at transition date in respect of tax deductible goodwill. A further deferred tax liability (£1.6m net of £0.1m exchange June, £2.8m net of £0.4m exchange December) has been recognised relating to tax deductible goodwill in the period. Deferred tax assets and liabilities are disclosed separately.
9. Under IFRS, dividends are recognised when approved or paid rather than when declared. The accrual for the interim proposed dividend at June (£4.8m) and the final proposed 2004 dividend (£10.6m) at December is reversed.
10. Provisions falling due in less than 1 year are disclosed separately on the face of the balance sheet (£11.8m June, £5.5m December).
11. Corporation tax receivable has been reclassified from current tax payable to trade and other receivables (£10.7m June, £8.3m December).
12. 2004 revisions to fair value adjustments booked in relation to 2003 acquisitions under UK GAAP have been booked as a prior year adjustment (intangibles £3.7m, property, plant and equipment £(0.2)m, associates £1.8m, inventories £(0.9)m, receivables £(1.7)m, provisions £(2.8)m June).

CONSOLIDATED UNAUDITED CASH FLOW STATEMENT

	Notes	6 months to 30 June 2004 Published UK GAAP £m	IFRS conversion adjustments £m	Restated under IFRS £m	Year ended 31 December 2004 Published UK GAAP £m	IFRS conversion adjustments £m	Restated under IFRS £m
Cash flows from operating activities							
Cash generated from operations	1	27.3	1.2	28.5	107.2	6.2	113.4
Income tax paid	1	(11.0)	0.2	(10.8)	(19.6)	(0.6)	(20.2)
Net cash generated from operating activities		16.3	1.4	17.7	87.6	5.6	93.2
Cash flows from investing activities							
Acquisition of subsidiaries (net of cash acquired)		(1.8)	-	(1.8)	(11.0)	-	(11.0)
Sale of subsidiaries (net of cash disposed)		0.1	-	0.1	0.1	-	0.1
Sale of associates		-	-	-	7.4	-	7.4
Proceeds from sale of property, plant and equipment		1.3	-	1.3	2.2	-	2.2
Purchase of property, plant and equipment	1,2	(14.3)	3.9	(10.4)	(26.7)	4.4	(22.3)
Purchase of intangibles	2	-	(4.4)	(4.4)	-	(5.7)	(5.7)
Interest received		0.2	-	0.2	0.7	-	0.7
Dividends received	1	0.7	(0.3)	0.4	2.6	(2.1)	0.5
Net cash used in investing activities	1	(13.8)	(0.8)	(14.6)	(24.7)	(3.4)	(28.1)
Cash flow from financing activities							
Net proceeds from issue of ordinary share capital		1.3	-	1.3	3.2	-	3.2
Dividends paid to company's shareholders		-	-	-	(13.7)	-	(13.7)
Dividends paid to minority interests		(0.6)	-	(0.6)	(1.4)	-	(1.4)
Repayment of borrowings		3.0	-	3.0	(1.6)	-	(1.6)
Interest paid		(12.0)	-	(12.0)	(20.2)	-	(20.2)
Purchase of company shares		(4.1)	-	(4.1)	(4.1)	-	(4.1)
Net cash used in financing activities		(12.4)	-	(12.4)	(37.8)	-	(37.8)
Net increase in cash and bank overdrafts	1	(9.9)	0.6	(9.3)	25.1	2.2	27.3
Cash and bank overdrafts at beginning of period	1	32.2	3.5	35.7	32.2	3.5	35.7
Exchange (losses)/gains on cash and bank overdrafts	1	(0.8)	0.1	(0.7)	0.1	0.2	0.3
Cash and bank overdrafts at end of period		21.5	4.2	25.7	57.4	5.9	63.3

Notes

1. Cash flows relating to TNS' share of joint ventures are included in the consolidated cash flow statement under IFRS in each relevant line of the cash flow statement and any dividends received from joint ventures, previously shown as a cash inflow, are eliminated.
2. Purchases of software have been reclassified from purchase of property, plant and equipment to purchase of intangible fixed assets.